Employers Holdings, Inc.
10375 Professional Circle
Reno, NV 89521-4802

September 22, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:    Employers Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 001-33245

Dear Mr. Rosenberg:

Employers Holdings, Inc., a Nevada corporation (referred to as the “Company”), is submitting this letter in response to your letter dated August 25, 2014, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2014 (the “Form 10-K”).

Your comments are set forth below, followed by the Company’s responses. Unless otherwise noted, page references refer to the Form 10-K.

Notes to Consolidated Financial Statements

2. Changes in Estimates, page F-54

1.
Refer to your reduction in estimated reserves ceded under the Loss Portfolio Transfer Agreement herein and in the quarter ended June 30, 2014. Please provide us separate analyses of observed favorable paid loss trends supporting:

•	No reduction in estimated reserves ceded in 2011 or in the quarter ended
March 31, 2014;

•	The reduction in estimated reserves ceded in 2012;

•	The need to further reduce estimated reserves ceded in 2013 beyond the reduction in 2012; and

•	The need to further reduce estimated reserves ceded in the quarter ended June 30, 2014 beyond the reduction in 2013.

Response: The Loss Portfolio Transfer Agreement (LPT) discussed in Part II, Item 7, Critical Accounting Policies - Reinsurance Recoverables in the Form 10-K (page 43) was effective July 1, 1999, and covers losses in Nevada that occurred prior to July 1, 1995. Every claim in this population has now aged a minimum of 19 years since the accident date. Most of the claims are much older than that. The open claims in this population consist principally of permanently disabled injured workers or surviving dependents of fatally injured workers. Because Nevada law does not allow full and final settlement of workers' compensation claims, previously closed claims covered by the LPT may be reopened. The Company expects that claims covered by the LPT will be paid for an additional 40 (forty) or more years.

Management judgment is applied when the aggregate carried reserves are determined by the Company. As stated in Part II, Item 7, Critical Accounting Policies - Reserves for Losses and LAE in the Form 10-K (page 40), in determining the best estimate of unpaid losses and LAE, those determinations are made, “…in light of the historical data, actuarial assumptions, point estimate and range, and current facts and circumstances.” In a long-tail business like workers’ compensation, ultimate loss estimates can be impacted by what would appear to be minor changes in assumptions or underlying facts. In Part II, Item 7, Critical Accounting Policies - Reserves for Losses and LAE in the Form 10-K (page 41), we give the following example of the sensitivity of the estimates of total net loss and LAE reserves, for the Company:

“For example, if the rate of medical claim cost inflation increases by 1% above the inflation rate that is implicitly included in the loss reserves at December 31, 2013, we estimate that future medical costs over the lifetime of current claims would increase by approximately $95 million on a net-of-reinsurance basis.”

This example also applies to the sensitivity of the analysis to the LPT reserves. The amounts remaining to be paid on the LPT-covered claims primarily relate to medical treatment and wage replacement (indemnity). The medical payments are subject to normal inflationary trends, changes in medical treatments or drugs, claimant behavior, mortality and other factors. The amount of the indemnity payments may vary due to mortality, remarriage and other factors.

Management analyzes the quarter paid loss data for the LPT reserves. In the second and fourth quarters, the analysis is more exhaustive and includes a full actuarial analysis by both our internal and consulting actuaries. In the first and third quarters, the analysis includes a comparison of the paid losses since the prior analysis to the expected paid losses implied by the prior analysis.

Management’s best estimate of reserves for claims in the LPT is based upon paid loss data. This is discussed in Part II, Item 7, Critical Accounting Policies - Reserves for Losses and LAE in the Form 10-K (page 40), in part, as follows:

“The Consulting Actuary determines its point estimate for EICN based on a combination of methodologies, similar to those utilized for our other insurance subsidiaries, as described below. While such a determination, based on a combination of methodologies, is valid, management believes that using strictly paid loss methods for Nevada losses is the preferred approach given our depth of knowledge of Nevada losses and the consistency of paid data over time resulting from and related to the statutory prohibition of entering into full and final settlements of Nevada claims. This paid data provides a stable base for estimation of reserves.”

As to your specific questions, please see the following responses:

Question: No reduction in estimated reserves ceded in 2011 or in the quarter ended March 31, 2014.

No reduction in estimated reserves ceded in 2011:

Response: The following graph shows paid loss data relied upon when management made the decision that no adjustment to the reserves in 2011 was appropriate. As can be seen on the graph, historically there has been a spike in payments after the Company experienced several consecutive quarters of decreasing payments (e.g., third quarter 2009 and third quarter 2010). In addition, payment activity in the first quarter of 2011 significantly exceeded the first quarters of 2010 and 2009 and was considered, leading management to refrain from reducing the reserves in 2011 based upon the lack of sustained lower loss payment history.

Loss Portfolio Transfer Incremental Loss Paid 2007 Through Q3 2011
EMPLOYERS 12/31/2011 Data
Quarterly Payment
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009
1st Quarter 2010
2nd Quarter 2010
3rd Quarter 2010
4th Quarter 2010
1st Quarter 2011
2nd Quarter 2011
3rd Quarter 2011
Payment Quarter

Note: While the graph shows actual paid losses by quarter, the corresponding actuarial analysis and the management decisions concerning reserves are made during each subsequent quarter.

No reduction in the estimated reserves ceded…in the quarter ended March 31, 2014:

Response: The following graph shows paid loss data relied upon when management reviewed reserves at March 31, 2014. For the period ending March 31, 2014, the available data reflected that actual paid losses were very close to the expected losses and showed a continuing decline; therefore a slight reduction was taken, as discussed in the Company’s Form 10-Q for the first quarter of 2014 in Part I, Item 2, Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations - Results of Operation (page 15).

Loss Portfolio Transfer Incremental Loss Paid 2007 Through Q4 2013

EMPLOYERS 03/31/2014 Reserve Analysis

11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
Quarterly Payment
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009
1st Quarter 2010
2nd Quarter 2010
3rd Quarter 2010
4th Quarter 2010
1st Quarter 2011
2nd Quarter 2011
3rd Quarter 2011
4th Quarter 2011
1st Quarter 2012
2nd Quarter 2012
3rd Quarter 2012
4th Quarter 2012
1st Quarter 2013
2nd Quarter 2013
3rd Quarter 2013
4th Quarter 2013
Payment Quarter

Note: While the graph shows actual paid losses by quarter, the corresponding actuarial analysis and the management decisions concerning reserves are made during each subsequent quarter.

Question: The reduction in estimated reserves ceded in 2012.

Response: The following graph shows paid loss data relied upon when management reviewed reserves at the end of 2012. Beginning with the second quarter of 2012, actual payments per quarter fell by close to one million dollars as compared to the same quarter in the prior year and this pattern had repeated for two consecutive quarters. In addition, the October and November paid data continued to reflect a significant reduction in paid activity which was consistent with the two prior quarters and was below 2011 levels. Although a spike in payments was still possible based upon prior trends, management believed any spike would only reach the levels of the 2011 payments which had been less in the aggregate than 2010. Two years of steadily decreasing payments and the significant reduction in 2012 payments, combined with further decreases in the actuarial projections, led management to reduce the reserves by $100 million.

Loss Portfolio Transfer Incremental Loss Paid 2007 Through Q3 2012
EMPLOYERS 12/31/2012 Reserve Analysis
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
Quarterly Payment
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009
1st Quarter 2010
2nd Quarter 2010
3rd Quarter 2010
4th Quarter 2010
1st Quarter 2011
2nd Quarter 2011
3rd Quarter 2011
4th Quarter 2011
1st Quarter 2012
2nd Quarter 2012
3rd Quarter 2012
Payment Quarter

Note: While the graph shows actual paid losses by quarter, the corresponding actuarial analysis and the management decisions concerning reserves are made during each subsequent quarter.

Question: The need to further reduce estimated reserves ceded in 2013 beyond the reduction in 2012.

Response: The following graph shows paid loss data relied upon when management reviewed reserves at the end of 2013. Since December 31, 2012, paid losses had continued to decrease and the paid losses in 2013 were less than that which was expected in the analysis as of December 31, 2012. As a result, a $27.5 million reduction in reserves was recorded in 2013 which reflected the lower than expected paid losses.

Loss Portfolio Transfer Incremental Loss Paid 2007 Through Q3 2013
EMPLOYERS 12/31/2013 Reserve Analysis
Quarterly Payment
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009
1st Quarter 2010
2nd Quarter 2010
3rd Quarter 2010
4th Quarter 2010
1st Quarter 2011
2nd Quarter 2011
3rd Quarter 2011
4th Quarter 2011
1st Quarter 2012
2nd Quarter 2012
3rd Quarter 2012
4th Quarter 2012
1st Quarter 2013
2nd Quarter 2013
3rd Quarter 2013
Payment Quarter

Note: While the graph shows actual paid losses by quarter, the corresponding actuarial analysis and the management decisions concerning reserves are made during each subsequent quarter.

Question: The need to further reduce estimated reserves ceded in the quarter ended June 30, 2014 beyond the reduction in 2013.

Response: The following graph shows paid loss data relied upon when management reviewed reserves at the end of the second quarter of 2014. As previously discussed, for the quarter ended March 31, 2014, the actual payments were close to those implied by the prior actuarial analysis and showed a continuing decline; therefore, only a slight reduction was taken. The May, 2014 actuarial analysis reflected continuing decreases in paid losses. This resulted in management concluding that a reduction in reserves in the amount of $30 million was appropriate.

Loss Portfolio Transfer Incremental Loss Paid 2007 Through Q1 2014
EMPLOYERS 06/30/2014 Reserve Analysis
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
Quarterly Payment
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009
1st Quarter 2010
2nd Quarter 2010
3rd Quarter 2010
4th Quarter 2010
1st Quarter 2011
2nd Quarter 2011
3rd Quarter 2011
4th Quarter 2011
1st Quarter 2012
2nd Quarter 2012
3rd Quarter 2012
4th Quarter 2012
1st Quarter 2013
2nd Quarter 2013
3rd Quarter 2013
4th Quarter 2013
1st Quarter 2014
Payment Quarter

Note: While the graph shows actual paid losses by quarter, the corresponding actuarial analysis and the management decisions concerning reserves are made during each subsequent quarter.

16. Statutory Matters
Regulatory Requirements and Restrictions, page 72

2.
Refer to the regulatory requirements you disclose and the amount of statutory capital and surplus necessary to satisfy requirements. Please tell us if you significantly exceeded all of these requirements. Otherwise, provide us proposed disclosure to be included in future filings as required by ASC 944-505-50-1b.

Response: While the statutory and capital requirements for our operating subsidiaries vary among our domiciliary states, each of our operating subsidiaries individually had statutory capital at December 31, 2013 significantly above the company action level applicable to that subsidiary.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (775) 327-2936.

Very truly yours,

EMPLOYERS HOLDINGS, INC.

/s/ William E. Yocke

William E. Yocke
Executive Vice President, Chief Financial Officer

cc:     Douglas D. Dirks, Employers Holdings, Inc.
Douglas Schnell, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation